Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name

INVESTMENT MANAGEMENT

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Filed by Voya Variable Portfolios, Inc (SEC File Nos.: 333-05173; 811-7651) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

May 18, 2022

Voya Investment Management

Client Talking Points

VY® T. Rowe Price International Stock Portfolio

Voya Investment Management has announced the following changes:

Reorganization	July 8, 2022	VY® T. Rowe Price International	Voya International Index
		Stock Portfolio	Portfolio

The Boards of Directors/Trustees (each a "Board" and together, the "Boards") of VY® T. Rowe Price International Stock Portfolio ("TRP International Stock Portfolio or International Stock Portfolio") and Voya International Index Portfolio ("International Index Portfolio") approved an Agreement and Plan of Reorganization ("Merger" or "Reorganization"). The approval of shareholders of International Stock Portfolio is required before the Merger may take place.

▪What is happening?

oOn January 27, 2022, the Boards approved a proposal to merge International Stock Portfolio into International Index Portfolio.

oShareholders of International Stock Portfolio will be sent a combined proxy statement and prospectus on or about May 6, 2022.

oA shareholder meeting will be held on or about June 28, 2022.

oPending shareholder approval, the Merger will occur as of the close of business on or about July 8, 2022.

oT. Rowe Price Associates, Inc. serves as the sub-adviser to International Stock Portfolio. Voya

Investment Management Co. LLC serves as sub-adviser to International Index Portfolio. If the Merger is approved, shareholders of International Stock Portfolio will become shareholders of International Index Portfolio as of the close of business on or about July 8, 2022.

oA prospectus supplement was filed on or about February 3, 2022 to notify shareholders of the changes.

Client Talking Points

▪Why is the Merger proposed?

oFollowing T. Rowe Price Associates, Inc.'s presentation at the September 2021 Board Meeting, the Board directed Voya Investments LLC. ("VIL") to explore options regarding the Portfolio's future in light of its performance history.

o International Stock Portfolio has underperformed relative to the average of its Morningstar peer category for the one-, three-, five- and ten-year periods ended December 31, 2021

oA shareholder holding a substantial interest in International Stock Portfolio has informed the Adviser that it intends to redeem its investment in the Portfolio in the near future and will likely reinvest the proceeds in International Index Portfolio.

o As such, the Adviser believes that International Stock Portfolio has limited prospects for future sales and long-term viability.

oVIL proposed International Index Portfolio as the survivor for a variety of factors, including the following:

o International Stock Portfolio and International Index Portfolio have nearly identical international exposure

o International Index Portfolio offers the potential for an improved investment experience o The Voya Investment Management investment team has long-term capabilities in the

International Index strategy

o International Index Portfolio has a lower management fee and net expense ratio than International Stock Portfolio

o As a passively managed fund designed to replicate the performance of the MSCI EAFE

Index, International Index Portfolio has a low Tracking Error and high R Squared

oVIL noted that the Merger would provide International Stock Portfolio shareholders with an immediate benefit through lower gross and net expenses.

oThis Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

▪How do the Investment Objectives compare?

	International Stock Portfolio	International Index Portfolio
The Portfolio seeks investment results (before
Investment	The Portfolio seeks long-term growth of	fees and expenses) that correspond to the total
return (which includes capital appreciation and
capital.
Objective
income) of a widely accepted international

index ("Index").

▪What is the experience of the Voya Investment Management Co. LLC Team?

Voya International Index Portfolio is managed by the Voya Investment Management Co. LLC team of Steve Wetter and Kai Yee Wong.

Steve Wetter Portfolio Manager

Client Talking Points

Steve Wetter, Portfolio Manager, is responsible for portfolio management of the index, active quantitative, and smart beta strategies. Mr. Wetter joined Voya IM in April 2012 and prior to that he was a portfolio manager and trader at Mellon Asset Management (2007 – 2009), and Northern Trust (2003 – 2007).

Kai Yee Wong

Portfolio Manager

Kai Yee Wong, Portfolio Manager, is responsible for the portfolio management of the index, active quantitative, and smart beta strategies. Prior to joining Voya IM in 2012, Ms. Wong worked as a senior equity portfolio manager at Northern Trust, responsible for managing various global indices including developed, emerging, real estate, Topix, and socially responsible benchmarks (2003 – 2009).

▪How do the Annual Portfolio Operating Expenses compare?

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of International Index Portfolio after giving effect to the Reorganization, assume the Reorganization occurred on December 31, 2021. The table does not reflect fees or expenses that are, or may be, imposed under your Variable Contract or Qualified Plan. If these fees or expenses were included in the table, the Portfolios' expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

Annual Portfolio Operating Expenses Expenses you pay each year as a % of the value of your investment				
		TRP International Stock Portfolio	**International Index Portfolio**	**International Index Portfolio** ***Pro Forma***
Class ADV				
Management Fees	%	0.64	0.45	0.44
Distribution and/or Shareholder Services (12b-1) Fees	%	0.60	0.50	0.50
Other Expenses[2]	%	0.12	0.09	0.09
Total Annual Portfolio Operating Expenses	%	1.36	1.04	1.03
Waivers and Reimbursements	%	(0.04)[1]	(0.10)[2]	(0.09)[3]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	1.32	0.94	0.94
Class I				
Management Fees	%	0.64	0.45	0.44
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	0.12	0.09	0.09
Total Annual Portfolio Operating Expenses	%	0.76	0.54	0.53
Waivers and Reimbursements	%	(0.04)[1]	(0.09)[2]	(0.08)[3]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	0.72	0.45	0.45
Class S				
Management Fees	%	0.64	0.45	0.44
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Other Expenses	%	0.12	0.09	0.09
Total Annual Fund Operating Expenses	%	1.01	0.79	0.78
Waivers and Reimbursements	%	(0.04)[1]	(0.09)[2]	(0.08)[3]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	0.97	0.70	0.70

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Client Talking Points

1.The Adviser is contractually obligated to limit expenses to 1.40%, 0.80%, and 1.05%, respectively, for Class ADV, Class I, and Class S shares through May 1, 2024. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. This limitation is subject to possible recoupment by the Adviser within 36 months of the waiver or reimbursement. The Adviser is contractually obligated to waive 0.04% of the management fee through May 1, 2024. Termination or modification of these obligations requires approval by the Portfolio's board.

2.The Adviser is contractually obligated to limit expenses to 1.00%, 0.50%, and 0.75% for Class ADV, Class I and Class S shares, respectively, through May 1, 2024. In addition, the Adviser is contractually obligated to further limit expenses to 0.95%, 0.45% and 0.70% for the Portfolio's Class ADV, Class I and Class S shares, respectively, through May 1, 2024. These limitations do not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. These limitations are subject to possible recoupment by the Adviser within 36 months of the waiver or reimbursement. The distributor is contractually obligated to waive 0.01% of the distribution fee for Class ADV shares through May 1, 2024. Termination or modification of these obligations requires approval by the

Portfolio's board.

3.The Adviser would be contractually obligated to limit expenses to 1.00%, 0.50%, and 0.75% for Class ADV, Class I and Class S shares, respectively, through May 1, 2024. In addition, the Adviser is contractually obligated to further limit expenses to 0.95%, 0.45% and 0.70% for the Portfolio's Class ADV, Class I and Class S shares, respectively, through

May 1, 2024. These limitations do not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. These limitations are subject to possible recoupment by

Client Talking Points

the Adviser within 36 months of the waiver or reimbursement. The distributor is contractually obligated to waive 0.01% of the distribution fee for Class ADV shares through May 1, 2024. Termination or modification of these obligations requires approval by the Portfolio's board.

▪How does VY® T. Rowe Price International Stock Portfolio's performance compare to Voya International Index Portfolio?

The following information is intended to help you understand the risks of investing in the Portfolios. The following bar charts show the changes in the Portfolios' performance from year to year, and the table compares each Portfolio's performance to the performance of a broad-based securities market index/indices for the same period. The Portfolios' performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar chart shows the performance of each Portfolio's Class ADV shares. Performance for other share classes would differ to the extent they have differences in their fees and expenses.

Performance shown in the bar chart and in the table does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare the Portfolios' performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan. The Portfolios' past performance is no guarantee of future results.

TRP International Stock Portfolio's performance prior to January 21, 2011 reflects returns achieved by a different sub-adviser and pursuant to different principal investment strategies. If the Portfolio's current sub-adviser and strategies had been in place for the prior period, the performance information shown would have been different.

Client Talking Points

International Stock Portfolio - Calendar Year Total Returns (as of December 31 of each year)

Client Talking Points

International Index Portfolio - Calendar Year Total Returns (as of December 31 of each year)

▪Average Annual Total Returns %

(for periods ended December 31, 2021)

International Stock Portfolio - Calendar Year Total Returns

	1 Year	5 Year	10 Year	Since Inception	Inception Date
Class ADV	10.41%	8.84%	7.29%	N/A	3/10/08
MSCI EAFE(R) Index 1	11.26%	9.55%	8.03%	N/A	
Class I	10.86%	9.37%	7.81%	N/A	3/10/08
MSCI EAFE(R) Index 1	11.26%	9.55%	8.03%	N/A	
Class S	10.62%	9.09%	7.54%	N/A	3/10/08
MSCI EAFE(R) Index 1	11.26%	9.55%	8.03%	N/A	

1 The index returns include the reinvestment of dividends and distributions net of withholding taxes, but do not reflect fees, brokerage commissions, or other expenses.

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VOYA™

Client Talking Points

International Index Portfolio - Calendar Year Total Returns

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolios will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

The MSCI EAFE® Index is a market value-weighted index that reflects the performance of approximately 1,100 securities listed on the stock exchanges of Europe, Australasia, and the Far East. Because the Portfolio's assets invested in common stocks will be allocated in approximately the same relative proportion as the Index, the Portfolio may concentrate to approximately the same extent that the Index concentrates in the stock of a particular industry or group of industries. As of February 28, 2022 portions of the Index were focused in the financials sector and the industrials sector.

▪Tax Considerations

The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986. Accordingly, pursuant to this treatment, neither TRP International Stock Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, nor International Index Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, are expected to recognize any gain or loss for federal income tax purposes from the transactions contemplated by the Reorganization Agreement.

As a condition to the closing of the Reorganization, the Portfolios will receive an opinion from tax counsel to the effect that, on the basis of existing provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rules, pronouncements and court decisions, and subject to certain qualifications, the Reorganization will qualify as a tax-free reorganization for federal income tax purposes.

Prior to the Closing Date, TRP International Stock Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares, a distribution consisting of any undistributed investment company taxable income, any net tax-exempt income, and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date, including portfolio transitions in connection with the Reorganization. Variable Contract owners and Plan Participants are not expected to recognize any income or gains for federal income tax purposes from this cash distribution.

Client Talking Points

For Internal Use Only. Not for Inspection by, Distribution or Quotation to, the General Public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any portfolio, nor is it a solicitation of any proxy. For information regarding International Index Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of VY® T. Rowe Price International Stock Portfolio with and into Voya International Index Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This "Client Talking Points" is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC's website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

Contents of this communication may contain information regarding past performance, market opinions, competitor data, projections, forecasts and other forward-looking statements that cannot be shared with clients, prospective clients or current investors of Voya investment products. The information presented has been obtained from sources Voya Investment Management ("Voya IM") deems to be reliable, however, this data is subject to unintentional errors, omissions and changes prior to distribution without notice. This information is provided to Voya IM employees for internal or educational use only and cannot be used as sales or marketing material, nor can it be distributed outside of the firm. Please only use compliance- approved marketing materials with clients and prospects. These materials contain compliant sales language, appropriate risk disclosures and other relevant disclaimers that provides a sound basis for evaluating our investment products and services. This information cannot be reproduced in whole or in part in any manner without the prior permission of a Voya IM Compliance Officer.

Your clients should consider the investment objectives, risks, charges and expenses of Voya International Index Portfolio carefully before investing. For a free copy of the Voya International Index Portfolio prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

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